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                                               1934 Act Registration No. 1-14696

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF APRIL 2001

                        CHINA MOBILE (HONG KONG) LIMITED
                (Translation of registrant's name into English)

                                60/F THE CENTER
                            99 QUEEN'S ROAD CENTRAL
                                HONG KONG, CHINA
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F  X                   Form 40-F
                            -----                          -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         Yes                      No  X
                            -----                   -----

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-                .)
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                                    EXHIBITS


Exhibit
Number
-------

1.1       2000 Announcement of Final Results dated April 9, 2001.

1.2       Notice of Annual General Meeting, dated April 9, 2001.

1.3       Announcement, dated April 9, 2001.


                           FORWARD-LOOKING STATEMENTS

     The Announcement, constituting Exhibit 1.1 to this Form 6-K, contain forward-looking statements that are, by their nature, subject to significant risks and uncertainties. Such forward-looking statements include, without limitation, statements relating to the Company's implementation of modern corporate systems, future growth in the market for wireless data business in China, development potential for 2G mobile telecommunications services in China, expansion of subscriber base and other corporate development measures.

     Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any further restructuring of the telecommunications industry, any changes in regulatory policies of the Ministry of Information Industry and other relevant government authorities, the effects of competition on the demand and price of the Company's cellular services, any changes in wireless and related technology, which could affect the viability and competitiveness of the Company's cellular networks and its cellular and other services, and changes in political, economic, legal and social conditions in China including the Chinese government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. In addition, the Company's future network expansion and other capital expenditure and development plans are dependent on numerous factors, including the availability of adequate financing on acceptable terms, the adequacy of currently available spectrum or the availability of additional spectrum, the availability of transmission lines and equipment when required on acceptable terms, and the availability of qualified management and technical personnel.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CHINA MOBILE (HONG KONG) LIMITED


Date: April 10, 2001                          By:    /s/ Wang Xiaochu
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                                              Name:  Wang Xiaochu
                                              Title: Chairman

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